Rad Technologies Inc

BALANCE SHEET

As of February 29, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
SVB - Rad Tech Business Checking	43.98
SVB - Secured Card collateral account	5,000.32
Total Bank Accounts	**$5,044.30**
Accounts Receivable	
Accounts Receivable (A/R)	12,154.63
Total Accounts Receivable	**$12,154.63**
Other Current Assets	
Accrued Receivables	12,327.07
Employee Loan Receivable	41,451.32
Prepaid Expenses	0.00
Prepaid Rent	0.00
Prepaid Sales Commission	0.00
Security Deposits	0.00
Total Prepaid Expenses	**0.00**
Total Other Current Assets	**$53,778.39**
Total Current Assets	**$70,977.32**
Fixed Assets	
Ad Creation Tool	34,980.00
Fixed Asset Computers	16,333.23
Accumulated Depreciation-Computers	-51,994.30
Total Fixed Asset Computers	**-35,661.07**
Fixed Asset Furniture	4,485.28
Accumulated Depreciation-Furniture	-999.21
Total Fixed Asset Furniture	**3,486.07**
Office improvements	8,751.29
Website	24,395.35
Accumulated Amortization - Website	-24,395.35
Total Website	**0.00**
Total Fixed Assets	**$11,556.29**
Other Assets	
Intercompany Adjustment	0.00
Investments	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$82,533.61**

Rad Technologies Inc

BALANCE SHEET

As of February 29, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	178,776.29
Total Accounts Payable	**$178,776.29**
Credit Cards	
CitiBusiness AA MC	20,667.03
Loan Payable	-28,288.35
SVB Secured Credit Card	4,921.89
Total Credit Cards	**$ -2,699.43**
Other Current Liabilities	
Accrued Liabilities	0.00
Deferred Revenue	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$176,076.86**
Long-Term Liabilities	
Convertible Loan	883,000.00
Total Long-Term Liabilities	**$883,000.00**
Total Liabilities	**$1,059,076.86**
Equity	
Owner's Investment	250,000.00
Retained Earnings	-1,111,691.65
Net Income	-114,851.60
Total Equity	**$ -976,543.25**
TOTAL LIABILITIES AND EQUITY	**$82,533.61**